Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

AngloGold Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
 ISIN Number:ZAE000043485
JSE Share Code: ANG

NYSE Ticker: AU

TRANSCRIPTION OF A VIDEO -  ASHANTI TOMORROW

Narrator:
Since the Portuguese first set foot on our shores in the mid 1400's, Ghana's been known as the gold coast. Mining is synonymous with our history. And the name Ashanti is synonymous with gold.

Narrator:
Obuasi Mine is the stuff of African legend. It was established by the British in 1897, and the goldrush was on again. And Obuasi has certainly lived up to expectations. Over a period of a hundred years, it's yielded 26 million ounces of gold making it one of the world's richest mines. But it was the appointment of Sam Jonah as CEO in 1986 that truly catapulted Ashanti Goldfields into the international limelight. Under his dynamic leadership, a one mine company has been transformed into a blue chip seven mine multinational known and respected around the world.
BOBBY GODSELL (on camera): Sam has built a world-class gold company in the African continent. That is not an easy thing to do.

Narrator:
Sam Jonahs visionary policy of Africanisation has created a highly skilled workforce. And his belief in technology saw the birth of the biggest, most advanced sulphide treatment plant in the world right here at Obuasi. But the mine's future is changing.

Narrator: This is 50 level  almost a thousand meters below surface.

MINER (on camera):  It's hot. It's hot too much here.

Narrator:
 And after a hundred years of mining, the gold is becoming progressively difficult and costly to reach.
PETER AMPONSAH-MENSAH Snr Underground Manager (on camera): The future of this mine is below fifty level. It's the Ashanti Deeps.

Narrator:
50 level is just the tip of the iceberg. 2kms below surface begins an untouched resource. An immense ore body that exploratory drilling clearly shows could yield up to 26 millions ozs of gold. A reserve that would extend the life of Obuasi mine by twenty years, and more... But the truth is this: exploiting this resource is going to require massive injections of both capital and specialized expertise in deep-level-mining and Ashanti Goldfields has neither. But another future beckons.

Narrator:
With its headquarters in Johannesburg, South Africa, AngloGold is the largest gold mining company in Africa, and second largest gold mining company in the world. With mines in Australia, South Africa, Namibia, Tanzania, Mali, Argentina, Brazil and North America, AngloGold produces an average 6 million ozs of gold each year.

Narrator:
Unlike Ghana, where much of our gold is mined on, or near, the surface, gold in South Africa lies deep underground... Obuasi's deepest mining happens at just over 1 000 meters. AngloGold's mines, on the other hand, can reach a depth of 4 000 meters. This is AngloGold's Mponeng mine one of its deepest. Come with us.

Narrator:
We're at the very bottom of the mine deep in the belly of the earth. This is level one hundred and twenty where reef exploration work is happening/being done at a depth of three thousand four hundred meters 3 and a half kms - below surface.
WALTER GREEF Senior Underground Manager (on camera): This is the furthest we're going to go for now. There are plans in development to go further down that will be to 125 level but everything has got to do with technology. The better the technology, the further you can go down.

Narrator:
For men to work at this level, ventilation and temperature are critical factors. Mponeng is one of the coolest mines in the industry and here's why. The refrigeration plant on the surface pumps 140 tons of slurry ice per hour directly into the mine's cooling system deep underground and it's highly effective. Even here at the stopes, two and a half kms below surface, the ambient temperature is a manageable 28 degrees.
WALTER GREEF (on camera): Without this cooling system we wouldn't be mining here. It made it possible for us to mine at depths that other mines cannot mine at.

Narrator:
State of the art technology is the key to safety, efficiency, greater yields and higher returns. AngloGold pays higher dividends to its shareholders than any other mining company in the world today. But it's not all about money.
YEDWA SIMELANE Managing Secretary (on camera): Our values are meant to be lived. They deal with issues such as safetry and health, and how we treat the environment with respect. How we treat communities with which we do business. It's how we live those values that we want to be judged by.
Narrator:
On-going, on-the-job safety training is a priority on every AngloGold mine and all employees take responsibility for it.
TIM NDEBELE Management and Development (on camera): It's a key aspect of every AngloGold employee. Production comes second Safety must be a priority.
Narrator:
Another priority is to help employees develop their skills and explore their full potential - through on-going in-house training, and apprenticeship workshops.
TIM NDEBELE (on camera): They can utilize their skills. And the qualification they get is portable. He can go outside and open his own business. You as an individual you see that you as an individual meet your ambition and your goals.

PARTICIPANT (on camera): It's helped me a lot because I acquire skills here. Both practical and theoretical.
Narrator:
AngloGold runs the largest private non-profit medical centre in the world. And provides free medical care to 53 000 employees across the globe.

Narrator:
AngloGold was one of the first companies in South Africa to provide anti-retroviral treatment to its employees. It funds peer education programmes, counseling and testing services and community initiatives caring for those infected. It's also at the forefront of research into an AIDS vaccine.
BUTI KULWANE Social Worker (on camera): It's important that you have a multi-disciplinary approach. And that is what AngloGold is doing. AngloGold has lead the way compared to most other companies in the country.

Narrator:
Communities must be better for our having been there, says AngloGold. It spends over $2 million a year funding programmes in the areas of education, health, welfare and job creation.
SIZELIA MABASO AngloGold Fund (on camera): It's not about how much money you spend. It's about what impact, what difference you've made.
Narrator:
The announcement of a proposed merger between Ashanti Goldfields and AngloGold has generated huge public debate.
KWAME PIANIM Investment Analyst (on camera): There's some confusion. That Angolgold is buying AGC. It's a merger. And a merger means that Ashanti and AngloGold or whomever they partner are going to join together and bring their strengths to add value to one another's operation.
Narrator:
What Ashanti Goldfields brings to the merger are its resources a portfolio of world- class, and long-life, goldmines. And its people. AngloGold's strengths, on the other hand, lie in its financial muscle the balance sheet of an $8 billion company - and its extensive knowledge of deep level mining.
BOBBY GODSELL (on camera): We've learnt about the problems of seismicity. We've learnt about the problem of backfill. We've learnt about the problems of ventilation and temperature control. We've learnt about safety issues - mining at depth. So we have that technical experience.

Narrator:
And AngloGold has pledged to invest a billion dollars in Ghana's mining industry beginning right now.
BOBBY GODSELL (on camera): The truth of the matter is in gold mining, as in anything else, is that you don't make money until you first invest money. Without that billion dollars, you will never turn those Obuasi ounces to account. We're used to this. We're investing three to four million dollars every year in our existing mines. And typically in a deep level mine you invest now and it's twelve years before you see the first profit. And for that you need a strong balance sheet, to have lots of sources of revenue. You can't depend on a single mine to run your business if you're investing that kind of money in the future.

Narrator:
In the first quarter of this year Ashanti Goldfields saw profits fall by 59%. The weak dollar had a lot to do with that but so did lower production. Here at Obuasi in the existing underground mine - AngloGold intends investing $150 million dollars over the next two years replacing the mining fleet and totally up-grading not only the ventilation system, but the plant and all its equipment. But for the mine to realize its full potential, it's in the Obuasi Deeps that most investment is needed. AngloGold will immediately spend $44 million in exploration work, and a further $760 million over the life of the operation.
BOBBY GODSELL (on camera): The rough estimates show that that ore body could last for twenty years. It's quite an unusual goldmine anywhere in the world and throughout history that has that sort of life. It's a great ore body. But at the moment it's worth nothing because it's only wealth when you get it out of the ground at a cost less than you can sell it for. That's the reality of life. But I think the first direct and vital benefit is a twenty year life extension to meaningful gold mining in Obuasi. Another twenty years.

Narrator:  Good news for Obuasi mine's 6 000 employees, and good news for Obuasi town.
BOBBY GODSELL (on camera): Every judgement about life is in the alternative. As I understand it, there are about a quarter of a million people who live and have their existence, their families, their communities, their churches, their entire social being in the city of Obuasi. But for the mine it would not be there. Look at Johannesburg. Johannesburg started as a mining camp. It doesn't look like like a mining camp any more. That's the challenge for every community in which we operate to use the base of gold to build a sophisticated second and tertiary economy. So that when the gold is gone, the wealth creation can carry on.

Narrator:
Ashanti Goldfields is currently the world's 9th biggest gold-mining company. The merger with AngloGold will catapult the new company into the world's number one position.
BOBBY GODSELL (on camera): We live in an age of global capital markets. And in these markets, size does matter. For those fund managers that sit in America, and administer huge funds, they're looking for ten billion dollar companies. And that's what Ashanti AngloGold would be heading to become.

A company with 24 mines in 11 countries around the globe, producing over 7 million ozs of gold a year. And Ghanaians will have a stake in it. Ashanti Goldfields shareholders - exchanging one share certificate for another  will receive immediate dividends. And for government increased production means higher revenues in the form of royalties and tax. And bankable collateral.

 Narrator:
KWAME PIANIM Investment Analyst (on camera): If you are looking for money to borrow and sometimes our government goes for an IFC loan, the IMF, the World Bank to beg and borrow a loan if you have AngloGold AGC merged shares, you go to any bank and say these are my shares. Give me $400 million. They will give it to you.

Narrator:
The merger will also showcase Ghana as an investor-friendly country, and serve as a catalyst for further investment.
KWAME PIANIM: You put Ghana on the radar screen of foreign direct investment - and that's what we want.

Narrator:
The idea of partnership isn't new. AngloGold and Ashanti already have one here at Geita mine in Tanzania. For three years the two companies have jointly managed the mine, and pooled their strengths. And it's been enormously successful.
MICHAEL OHENE Plant foreman, Geita Mine (on camera): It's been successful partnership. It's because of the combination. Because everybody is bringing some kind of experience to the group. Both the South Africans and the Ghanaians.
Narrator:  The new crusher plant was designed by senior mechanical engineer, Peter Appiah.
PETER APPIAH Snr Mechanical Engineer, Geita Mine (on camera): This was a three point five million dollar project. And they put me in charge. All projects they just give it to me because they trust me and it's done.

RICHARD ADORFO Exploration Manager, Geita Mine (on camera): Ghanaians don't feel inferior to the South Africans. Because we're very strong technically and we know exactly what we're doing. So it's been good working with them.

Narrator:  In an environment of mutual respect, and complementary strength.
BOBBY GODSELL (on camera): Ashanti and AngloGold are very well matched. To come together and be the African giant that comes together and leads the industry worldwide. I think we're very well matched in terms of our base, in terms of our history each of our companies are about a hundred years old. I think we have similar philosophies about what gold mining is.
Narrator:  And what it can become.
BOBBY GODSELL (on camera): Could Africa start to become an adult? Does it always have to be a child, always getting the crumbs? The second hand computers and the second hand clothes? Is that our fate and our destiny? If it's not to be that then you've got to ask - where can we compete?
Narrator:
 In the world of gold mining. .... Through the coming together of two African giants, we'll not just compete, we will lead. And show the world that excellence can come out of Africa.
end

ADDITIONAL INFORMATION
In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7 April 2003.